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                                                               Exhibit 99



                           K-V PHARMACEUTICAL COMPANY
                              2002 CONSULTANTS PLAN

                                    ARTICLE I
                           PURPOSE AND EFFECTIVE DATE
                           --------------------------

         SECTION 1.1 PURPOSE. The purpose of the K-V Pharmaceutical Company 2002 Consultants Plan (the "Plan") is to provide compensation in the form of Class A common stock to consultants who provide consulting and other services to K-V Pharmaceutical Company (the "Company"). The Plan is not intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

         SECTION 1.2 EFFECTIVE DATE. The effective date of the Plan is as of January 3, 2002.

                                   ARTICLE II
                          ELIGIBILITY AND PARTICIPATION
                          -----------------------------

         SECTION 2.1 ELIGIBILITY. All consultants who render services to the Company are eligible to participate in the Plan. The Board of Directors or a committee designated by the Board to administer the Plan (which committee may consist of one or more directors established in accordance with the by-laws of the Company) (the "Administrator") from time to time may establish, and once established from time to time may modify or repeal, additional limits on or criteria for eligibility not prohibited by applicable law.

         SECTION 2.2 GRANTING OF CLASS A COMMON STOCK. The Administrator may grant Class A common stock to a consultant as consideration for consulting or other services rendered by the consultant. The Class A common stock may be granted under such terms and conditions as are determined by the Administrator, which may be set forth in a separate agreement in the discretion of the Administrator. Each share of Class A common stock granted under the Plan will in all instances be valued at one hundred percent (100%) of the fair market value of a share of Class A common stock on the date of grant. For this purpose, the fair market value shall be the closing price of the Class A common stock on the date of grant as reported by the New York Stock Exchange. The value of all Class A common stock granted to a participant shall be equal to the fair market value of the services rendered by such participant, as determined by the Administrator in its sole discretion.

         SECTION 2.3 FRACTIONAL SHARES. Fractional shares will not be issued under the Plan. The excess value of services which would have been used to purchase fractional shares (but for the foregoing) will be paid to the participant in cash.

         SECTION 2.4 SHARES SUBJECT TO THE PLAN. The maximum number of shares of Class A common stock which may be issued under the Plan is Seven Hundred Fifty Thousand (750,000), subject to adjustment by the Administrator for changes in the Class A common stock resulting from reorganization, sale, merger, consolidation or similar occurrence.

                                 ARTICLE III
                             PLAN ADMINISTRATION
                             -------------------

         SECTION 3.1 ADMINISTRATION. The Plan shall be administered by the Administrator. The Administrator shall have the authority to: (i) interpret the Plan; (ii) prescribe rules and procedures

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relating to the Plan; and (iii) take all other actions necessary or appropriate for the administration of the Plan. A majority of the members of the Board or other committee administering the Plan, if applicable, shall constitute a quorum, and any action shall constitute the action of the Administrator if it is authorized by: (i) a majority of the members present at any meeting; or (ii) all of the members in writing without a meeting. Any controversy or claim arising out of or relating to the Plan or the books and records of the Company with respect thereto shall be determined unilaterally by the Administrator in its sole and absolute discretion. The determinations of the Administrator on such matters shall be final, conclusive and binding on all parties. No present or former member of the Board or other committee or person administering the Plan shall be liable for any action, inaction or determination made in good faith with respect to this Plan.

         SECTION 3.2 INDEMNIFICATION. To the maximum extent permitted by law, the Company shall indemnify each member of the Board or other committee or person administering the Plan from and against any and all liabilities and expenses (including any amount paid in settlement or in satisfaction of a judgment and reasonable attorneys fees and expenses) reasonably incurred by the individual in connection with any claims against the individual by reason of any action, inaction or determination by the individual under the Plan. This indemnity shall not apply, however, if: (i) it is determined in the action, lawsuit or proceeding that the individual is guilty of gross negligence or intentional misconduct in the performance of any duties under the Plan; or (ii) the individual fails to assist the Company in defending against any such claim. Notwithstanding the above, the Company shall have the right to select counsel and to control the prosecution or defense of the suit. Furthermore, the Company shall not be obligated to indemnify any individual for any amount incurred through any settlement or compromise of any action unless the Company consents in writing to the settlement or compromise.

                                   ARTICLE IV
                            AMENDMENT AND TERMINATION
                            -------------------------

         SECTION 4.1 AMENDMENT AND TERMINATION. The Administrator may amend or terminate the Plan at any time by means of written action. Unless sooner terminated by the Administrator, the Plan shall terminate on January 2, 2012.

                                    ARTICLE V
                              MISCELLANEOUS MATTERS
                              ---------------------

         SECTION 5.1 GOVERNING LAW. This Plan and all related matters shall be governed by, and construed in accordance with, the laws of the State of Missouri (other than those that would defer to the substantive laws of another jurisdiction).

         SECTION 5.2 PARTIAL INVALIDITY. The invalidity, illegality or unenforceability of any provision in this Plan shall not affect the validity, legality or enforceability of any other provision, all of which shall be valid, legal and enforceable to the fullest extent permitted by applicable law.


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